ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PROSPECTUS DATED MARCH 26, 2003)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-104034
FINAL PRICING TERMS ON COMCAST NOTES

Issuer:	Comcast Corporation (the “Company”)

Guarantors:	Comcast Cable Communications, LLC, Comcast Cable Communications Holdings, Inc., Comcast Cable Holdings, LLC, Comcast MO Group, Inc. and Comcast MO of Delaware, LLC (the “Cable Guarantors”)

Lead Managers:	Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Indenture:	Indenture dated as of January 7, 2003 by and among the Company, the Cable Guarantors (other than Comcast MO of Delaware, LLC) and the Bank of New York, as Trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of March 25, 2003 by and among the Company, the Cable Guarantors and the Trustee

Trustee:	The Bank of New York

Registration Statement File No:	333-104034

Securities to be purchased:	5.90% Notes Due 2016
6.45% Notes Due 2037

Use of Proceeds:	Working capital and general corporate purposes, including for the repayment of commercial paper obligations. As of December 31, 2005, the Company’s indebtedness, excluding the derivative component for its indexed debt instruments whose changes in fair value are recorded to investment income (loss), net, had a weighted average annual interest rate of 7.32% and an average maturity date in 2016.

Anticipated Ratings for the Company’s Senior Unsecured Debt:	Standard & Poors: BBB+ Moody’s: Baa2 Fitch: BBB+

Minimum Denomination:	$1,000

5.90% Notes Due 2016

Aggregate Principal Amount:	$1,000,000,000

Purchase Price:	99.862% of the principal amount, plus accrued interest, if any, from March 2, 2006

Maturity:	March 15, 2016

Interest Rate:	5.90% per annum, accruing from March 2, 2006

Interest Payment Dates:	March 15 and September 15 commencing September 15, 2006

Pricing Benchmark:	4.500% U.S. Treasury due 02/16

UST Spot (Yield):	4.598%

Spread to Benchmark:	+132 bps

Yield to Maturity:	5.918%

Makewhole Redemption:	The 5.90% Notes due 2016 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points, plus in each case accrued interest thereon to the date of redemption.

Additional Issuances:	An unlimited amount of additional 5.90% Notes due 2016 may be issued. The 5.90% Notes due 2016 and any additional 5.90% Notes due 2016 that may be issued will be treated as a single series for all purposes under the indenture.

6.45% Notes Due 2037

Aggregate Principal Amount:	$1,250,000,000

Purchase Price:	99.399% of the principal amount, plus accrued interest, if any, from March 2, 2006

Maturity:	March 15, 2037

Interest Rate:	6.45% per annum, accruing from March 2, 2006

Interest Payment Dates:	March 15 and September 15 commencing September 15, 2006

Pricing Benchmark:	5.375% U.S. Treasury due 02/31

UST Spot (Yield):	4.665%

Spread to Benchmark:	+183 bps

Yield to Maturity:	6.495%

Makewhole Redemption:	The 6.45% Notes due 2037 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 25 basis points, plus in each case accrued interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 6.45% Notes due 2037 may be issued. The 6.45% Notes due 2037 and any additional 6.45% Notes due 2037 that may be issued will be treated as a single series for all purposes under the indenture.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866 500-5408.
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